

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2011

Via Facsimile
Mr. Jianbao Wang
Chief Executive Officer
China Valves Technology, Inc.
21F Kineer Plaza; 226 Jinshui Road
Zhengzhou, Henan Province
People's Republic of China 450008

Re: **China Valves Technology, Inc.**
     Form 10-K for the Year Ended December 31, 2010
     Filed March 16, 2011
     Form 10-Q for the Period Ended March 31, 2011
     Filed May 10, 2011
     File No. 1-34542

Dear Mr. Wang:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief